Contact

www.linkedin.com/in/galenperry
(LinkedIn)

Top Skills

Microsoft Office

Team Leadership

Public Speaking

Languages

Chinese (Elementary)

English (Native or Bilingual)

Honors-Awards

Magna Cum Laude

John Milton Payne II Prize for
Excellence in English

Galen Perry

International @ Dr. Squatch
Los Angeles, California, United States

Summary

Extensive global strategy & operations experience in CPG and
a founder with intimate understanding of the entrepreneurial
journey. Passionate about developing innovative solutions to help
businesses, from Fortune 500 companies to startups, navigate
change and unlock growth. Expertise spans strategy, market
research, operations, and financial analysis with the ability to
synthesize qualitative information with robust quantitative analysis.

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Experience

Dr. Squatch
International Expansion Manager
February 2024 - Present (8 months)
Los Angeles, California, United States

YATÉ
Co-Founder
February 2022 - Present (2 years 8 months)
Los Angeles, California, United States

YATE (pronounced ya-tay) is a sparkling yerba mate for social occasions.
Made from 100% organic yerba mate, YATE is packed with plant-powered
benefits without the crash or jitters. It's a naturally delicious twist on tea with a
refreshing boost of Social Energy™.

Quantum Logik Consulting
Consultant
February 2023 - February 2024 (1 year 1 month)
Los Angeles Metropolitan Area

QLC utilizes innovative frameworks, cutting-edge concepts, and precise
machine-learning analytics to advise organizational leaders and facilitate
breakthrough moves in times of discontinuity.

ZEYA
Chief Of Staff

August 2020 - December 2022 (2 years 5 months)
Shanghai, China

ZEYA is China's zero pressure beverage brand, and the country's first ready-to-drink hard seltzer. Founded in 2020, we're bridging East and West with our delicious Asian-inspired, better-for-you beverages.

Canback Consulting
Consultant
February 2019 - August 2020 (1 year 7 months)
Shanghai, China

Canback Consulting leverages predictive analytics, macro research, and consumer insights to form strategy for clients in emerging markets.

Slash 2
Co-founder & Managing Director
July 2017 - February 2019 (1 year 8 months)
Greater Boston Area

Slash 2 was founded by gamers for non-endemic brands/agencies to elevate the business landscape in esports with clear, data-driven insights and strategy.

The Economist Intelligence Unit (EIU) Canback
Business Analyst
July 2016 - October 2017 (1 year 4 months)
Greater Boston Area

Fusi Capital
11 months

Private Equity Associate
June 2015 - December 2015 (7 months)
Shanghai, China

Private Equity Analyst
February 2015 - June 2015 (5 months)
Shanghai, China

Boston University Questrom School of Business
Teaching Assistant: Introduction To Finance
January 2014 - December 2014 (1 year)

Groveland Financial Services Limited
Business Development Intern

July 2014 - August 2014 (2 months)

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Education

Boston University Questrom School of Business
B.S. in Business Administration, Dual Concentration in Finance and
International Management

Fudan University

Moses Brown School